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                                                             Exhibit 99(a)(1)(h)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated December 5, 2002 (the "Offer to Purchase") and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of the Purchaser by Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Dealer Manager") or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      Notice of Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
                                       of
                              Taubman Centers, Inc.
                                       at
                                $18 Net Per Share
                                       by
                        Simon Property Acquisitions, Inc.
                          a wholly owned subsidiary of
                           Simon Property Group, Inc.

Simon Property Acquisitions, Inc., a Delaware corporation (including any successor thereto, the "Purchaser"), is offering to purchase all the outstanding shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Taubman Centers, Inc., a Michigan corporation (the "Company"), at a price of $18 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). The Purchaser is a direct wholly owned subsidiary of Simon Property Group, Inc., a Delaware corporation ("SPG Inc.").

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
        TIME, ON FRIDAY, JANUARY 17, 2003, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that represents, together with Shares owned by the Purchaser, SPG Inc. or any of its other subsidiaries, at least two-thirds (2/3) of the total voting power (as described in the Offer to Purchase) of the Company, (2) the Purchaser being satisfied, in its sole discretion, that after consummation of the Offer none of the Shares acquired by the Purchaser shall be deemed Excess Stock (as defined in the Offer to Purchase), (3) full voting rights for all Shares to be acquired by the Purchaser in the Offer having been approved by the shareholders

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of the Company pursuant to the Michigan Control Share Act (as defined in the
Offer to Purchase), or the Purchaser being satisfied, in its sole discretion, that the provisions of such statute are invalid or otherwise inapplicable to the Shares to be acquired by the Purchaser pursuant to the Offer, and (4) the Purchaser being satisfied, in its sole discretion, that, after consummation of the Offer, the Michigan Business Combination Act (as defined in the Offer to Purchase) will not prohibit for any period of time, or impose any shareholder approval requirement with respect to, the proposed second step merger or any other business combination involving the Company and the Purchaser or any other affiliate of SPG Inc.

The purpose of the Offer is for SPG Inc. to acquire control of, and ultimately all the Common Stock of, the Company. If the Offer is consummated, SPG Inc. currently intends, as soon as practicable following the consummation of the Offer, to propose and seek to have the Company consummate a merger or similar business combination (the "Proposed Merger") with the Purchaser or another subsidiary of SPG Inc., pursuant to which each then outstanding Share (other than Shares held by the Purchaser, SPG Inc. or its other subsidiaries) would be converted into the right to receive an amount in cash per Share equal to the highest price per Share paid by the Purchaser pursuant to the Offer, without interest.

SPG Inc. and the Purchaser are seeking to negotiate with the Company with respect to the combination of the Company with the Purchaser or another affiliate of SPG Inc. SPG Inc. is willing to allow holders of The Taubman Realty Group Limited Partnership interests, including the Taubman family, to retain their economic interest in The Taubman Realty Group Limited Partnership, or at such holders' option, to participate in a transaction whereby such holders would receive either the Offer Price or an equivalent value for such holders' limited partnership interests by exchanging such interests on a tax efficient basis for Simon Property Group, L.P. interests. The Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased and the Offer Price) upon entering into a merger agreement with the Company, or to negotiate a merger agreement with the Company not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into cash, common stock of SPG Inc. and/or other securities in such amounts as are negotiated by SPG Inc., the Purchaser and the Company.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when the Purchaser gives oral or written notice to Computershare Investor Services (the "Depositary") of the Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to validly tendering shareholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, the Purchaser's

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obligation to make such payment shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest on the purchase price for Shares be paid by the Purchaser regardless of any extension of the Offer or by reason of any delay in making such payment. If, on or prior to the Expiration Date, the Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the increase in consideration. The Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

The term "Expiration Date" means 12:00 midnight, New York City time, on January 17, 2003, unless and until the Purchaser, in its sole discretion, extends the period of time for which the Offer is open, in which event the term "Expiration Date" means the time and date at which the Offer, as so extended by the Purchaser, will expire. Subject to the applicable rules and regulations of the Securities and Exchange Commission, the Purchaser expressly reserves the right (but will not be obligated), in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. Under no circumstances will interest on the purchase price for Shares be paid by the Purchaser regardless of any extension of the Offer or by reason of any delay in making such payment. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. The Purchaser does not currently intend to make available a "subsequent offering period" (within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), but has the right to do so under Rule 14d-11.

If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described under Section 4 of the Offer to Purchase. However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of such bidder's offer.

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If any tendered Shares are not purchased pursuant to the Offer for any reason, or if Shares purchased by certificates are submitted representing more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares delivered pursuant to the book-entry transfer procedures set forth in
Section 3 of the Offer to Purchase, such Shares will be credited to an account maintained within the Depositary Trust Company (the "Book-Entry Transfer Facility"), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

Except as otherwise provided below, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after February 2, 2003 (or such later date as may apply in case the Offer is extended).

For a withdrawal to be effective, a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in
Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time on or prior to the Expiration Date by following any of the procedures described in Section 3 of the Offer to Purchase. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties.

A request is being made to the Company under Rule 14d-5 of the Exchange Act for use of the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to shareholders. Upon compliance by the Company with this request, the Offer to Purchase and the Letter of Transmittal and all other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's shareholders lists, or, if applicable, who are listed as participants in a

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clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash pursuant to the Offer or the Proposed Merger will be a taxable transaction for U.S. federal income tax purposes and also may be a taxable transaction under applicable state, local or foreign income or other tax laws.

Shareholders of the Company should consult their own tax advisors regarding the specific tax consequences to them of the Offer and the Proposed Merger, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in their particular circumstances. The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Offer to Purchase and the Letter of Transmittal contain important information that Shareholders should read before making any decision with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be obtained from the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser's expense. No fees or commissions will be payable to brokers, dealers or other persons (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                     The Information Agent for the Offer is:
                            [MACKENZIE PARTNERS LOGO]
                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                                       or
                          Call Toll-Free (800) 322-2885
                       E-mail: proxy@mackenziepartners.com

                      The Dealer Manager for the Offer is:
                               Merrill Lynch & Co.
                            4 World Financial Center
                            New York, New York 10080
                          Call Toll-Free (866) 276-1462

December 5, 2002